EXHIBIT 99.(a)(1)(B)

Dear Employee:

We are offering to exchange all outstanding stock options with exercise prices per share greater than $5.67 granted under the Cysive, Inc. Second Amended and Restated Stock Option Plan that are held by employees (excluding officers and directors) of the Company. The details of the option exchange program are set forth in the attached documents, which include the Offer to Exchange Outstanding Options to Purchase Common Stock. Please review the enclosed carefully and direct questions and completed forms to Robert M. Skelton (by e-mail at rskelton@cysive.com, by telephone at (703) 259-2300 or by fax at (703) 259-2402).

Nelson A. Carbonell, Jr.